ASANKO GOLD REPORTS Q3 2017 RESULTS

Vancouver, British Columbia, November 3, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) reports its third quarter (“Q3”) 2017 operating and financial results. The Company released its production and revenue results for Q3 2017 on October 19, 2017. All amounts are in US dollars unless otherwise stated. Management will host a conference call and webcast today at 9am Eastern Time, further details below.

Q3 2017 Highlights:

  No lost time injuries during the quarter, maintaining industry leading safety statistic lost time injury frequency rate (“LTIFR”) of 0.19 per million man hours worked

  Gold sales of 50,241 ounces at an average realized gold price of $1,265 per ounce generating revenue of $63.7 million

  Quarterly gold production of 49,293 ounces, an increase of 7% over the previous quarter

  AISC3 increased to $975/oz (Q2 2017: $930/oz) quarter on quarter, primarily due to higher capitalized pre-stripping cost associated with the progression of Cut 2 in the Nkran pit

  Reduction in operating cash costs2 to $485/oz (Q2 2017: $572/oz) and total cash costs2 to $549/oz (Q2 2017: $634/oz)

  Cash provided by operating activities of $40.7 million ($31.7 million before working capital changes), an increase of 21% or $7 million compared to Q2 2017

  Earned net income of $4.7 million ($0.02/share), a $4.0 million increase relative to Q2 2017

  Cash and immediately convertible working capital of $64.3 million, as at September 30, 2017

  On track to meet revised 2017 guidance of 205,000-225,000 ounces at AISC3 of US$920- 960 per ounce

Commenting on the Company’s quarterly performance, Peter Breese, President and CEO, said “The improved operational performance for the quarter was the result of the new mining systems we recently introduced to improve the ore loss and dilution metrics, as well as mining through multiple zones of mineralization within the Nkran pit.

These encouraging operational results translated into an improved financial performance for the quarter, continuing our track record of generating positive cash flows. Compared to Q2 2017, cash flow from the operations before working capital increased by 19%, earned net income increased by $4.0 million or $0.02 per share and our cash and immediately convertible working capital balance increased by some 9% to $64.3 million.”

This news release should be read in conjunction with Asanko’s Management Discussion and
Analysis and the Condensed Consolidated Interim Financial Statements for the quarter ended
September 30, 2017, which are available at www.asanko.com and filed on SEDAR.

Key Operating and Financial Highlights
Asanko Gold Mine
	Q3 2017	Q2 2017	Q1 2017
Waste Mined (‘000t)	7,339	6,457	5,620
Ore Mined (‘000t)	1,181	1,049	1,017
Strip Ratio (W:O)	6.2:1	6.2:1	5.5:1
Mining Cost ($/t mined)	3.35	3.22	3.89
Ore Treated (‘000t)	862	887	908
Gold Feed Grade (g/t)	1.9	1.7	2.1
Gold Recovery (%)	94	94	95
Processing Cost ($/t treated)	12.94	12.80	13.36
Gold Production (oz)	49,293	46,017	58,187

Gold Sales (oz)	50,241	48,461	57,812
Average Realised Gold Price ($/oz)	1,265	1,238	1,199
Operating Cash Costs[2] ($/oz)	485	572	578
Total Cash Costs[2] ($/oz)	549	634	638
All-in Sustaining Costs (“AISC”)[3] ($/oz)	975	930	956
All-in Sustaining Margin ($/oz) [1]	290	308	243

Gross Gold Revenue ($m)	63.5	60.0	69.3
Production Costs, including Royalties ($m)	28.0	31.3	37.7
Income from Mine Operations ($m)	17.9	14.5	15.1
Net Income attributable to common shareholders ($m)	4.7	1.0	7.8
Net Income per share	$0.02	$0.00	$0.04

Cash provided by Operating Activities ($m)	40.7	33.7	14.4
Cash provided by Operating Activities b/f working capital ($m)	31.7	26.7	28.8
Cash provided by Operating Activities per share	$0.21	$0.17	$0.07

Q3 2017 Operating Results

  Industry-leading safety record maintained, with a rolling 12 month LTIFR of 0.19 per million man hours worked and no lost time injuries reported during the quarter.

  Gold production of 49,293 ounces, an increase of 7% over the previous quarter as mining interventions delivered results.

  Ore mining rates for the Asanko Gold Mine (“AGM”) averaged 393,000 tonnes per month (“tpm”) for the quarter at an average mining grade of 1.8 g/t and a strip ratio of 6.2:1.

  At Nkran, during Q3, mining operations extracted ore from multiple zones of mineralization with an average mining grade of 1.8 g/t. The deployment of blast monitoring technology to minimize ore losses and dilution has continued to yield positive results.

  The grade control versus the resource model reconciliation continued to improve with a positive ounce variance of 8% in the quarter. In addition, with the introduction of the Blast Movement Technology and improved ore delineation techniques within the pit, the reserve to mill feed reconciliation was within 1% on an ounce basis for the quarter. Both of the these positive reconciliations clearly validate the Mineral Resource and Reserve Estimates.

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  At the Akwasiso satellite deposit mining operations delivered approximately 20,000tpm @ 1.3g/t of oxide ore for the quarter. These levels are expected to continue in Q4 2017.

  The Company completed a confirmatory drilling program at Akwasiso to infill drill test the previously inaccessible area which was covered with tailings from historic artisanal mining activities and the results confirmed the Akwasiso reserve model.

  At Dynamite Hill, the second satellite pit to be brought into production, site establishment commenced during the quarter in preparation of mining operations in Q4 2017. This included 3,096m of grade control drilling which validated the resource model and confirmed the mine plan and oxide ore volumes.

  The processing facility was impacted by three mill motor outages, which resulted in a total of 11 days of lost milling time during the quarter, equating to in excess of 5,000 ounces of lost gold production. In Q3 the plant processed 862,000 tonnes with a feed grade of 1.9 g/t.

  Gold recovery continued to exceed design levels at 94%.

  Commissioning of the Project 5 Million volumetric upgrades was completed during the quarter. The upgrades were designed on a fresh to oxide ore ratio of 9,000:6,000tpd. The processing facility is currently achieving milling rates in excess of 13,500 tonnes per day on a campaign basis. The increase in higher fresh ore tonnes is being achieved by modifications to the communiton circuit, currently consisting of three mobile crushers. A secondary crusher is expected to be permanently installed in Q2 2018.

Q3 2017 Financial Performance

  Net income attributable to common shareholders increased by $4.0 million compared to the previous quarter, up to $4.7 million or $0.02 per share (Q2 2017: $0.00 per share).

  Mining and processing costs for Q3 2017 averaged $3.35/tonne mined (Q2 2017: $3.22/tonne) and $12.94/tonne milled (Q2 2017: $12.80/tonne), respectively. Mining costs per tonne were moderately higher than Q2 2017 as a result of the progression of Cut 2 into more competent material, offset partially by lower per unit costs associated with the development of the Akwasiso pit in oxides. Of the mining costs incurred during Q3 2017, a total of $19.0 million was deferred as stripping costs. Processing unit costs were also moderately higher than Q2 2017 due to the impact of three mill motor outages that resulted in higher maintenance costs, while fewer tonnes were milled which had the impact of increasing fixed processing cost on a per unit basis.

  Operating cash costs2 and total cash costs2 decreased to $485/oz (Q2: $572/oz) and $549/oz (Q2: $634/oz) respectively. The reduction was predominantly the result of lower production costs, augmented by the impact of higher sales volumes which had the effect of reducing fixed production costs on a per unit basis

  AISC3 increased quarter on quarter to $975/oz (Q2 2017: $930/oz), predominantly due to higher sustaining capitalized stripping cost, partly offset by the reduction in total cash cost per ounce.

  Gold sales of 50,241 ounces at an average realized price of $1,264/oz (Q2 2017: $1,238/oz). With revenues, net of royalties, of $60.5 million (Q2 2017: $57.0 million).

  Total cost of sales (including depreciation and depletion) was $42.6 million.

  Cash provided by operating activities was $40.7 million or $0.20 per share. Cash provided by operating activities before working capital adjustments was $31.7 million.

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Q3 2017 Liquidity and Capital Resources

  Cash and immediately convertible working capital amounted to $64.3 million as at September 30, 2017, comprising cash and cash equivalents of $60.8 million, unrefined gold dore on hand with a cost of $2.2 million (and a market value of $3.5 million) and $1.3 million in receivables from gold sales.

2017 Outlook

From Q4 2017 onwards, the AGM’s mine plan will incorporate all sources of ore available from its multiple pits to blend to the mill to enable the optimization of the various pit extraction rates, the stockpile balances and operating costs. As a consequence, the mill feed grades are expected to reflect the average reserve grades from the respective pits as they are mined, including the blended grade average from the various stockpiles.

The Company is on track to meet its revised 2017 guidance of 205,000 to 225,000 ounces at AISC of US$920 to US$960 per ounce.

Notes:
1 Non-GAAP Performance Measures
The Company has included certain non-GAAP performance measures in this press release, including working capital, adjusted net income (loss), adjusted net income (loss) per share, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced and all-in sustaining margin. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2 Operating Cash Costs per ounce and Total Cash Costs per ounce
Operating cash costs are reflective of the cost of production, adjusted for share-based payments and byproduct revenue for each ounce of gold sold. Total cash costs include production royalties of 5%.

3 All-in Sustaining Costs Per Gold Ounce
The Company has adopted the reporting of “all-in sustaining costs per gold ounce” (“AISC”) as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.

Q3 2017 Operating and Financial Results Conference Call & Webcast Details

Management will host a conference call and webcast at 9am EST on Friday, November 3, 2017 to discuss the Q3 2017 operating and financial results, which will be published on the same day:
US/Canada Toll Free: 800 954 0585
UK Toll Free: 0800 496 1094
International: + 1 312 281 1210

Webcast:
Please click on the link: https://cc.callinfo.com/r/1p4r4b25z6ku0&eom

Replay
A recorded playback will be available approximately two hours after the call until December 3, 2017:
US/Canada Toll Free: 800 558 5253
International: +1 416 626 4100
Passcode: 21860092

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Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater – Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.
Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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